Exhibit 1.01

THE HILLMAN GROUP, INC.
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 30, 2017

This report for the year ended December 30, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured or contracted to manufacture products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

Hillman supports the Rule and evaluated its current product lines. Based on the lack of response and/or responses received from the suppliers surveyed, Hillman determined that certain products may contain tin, tungsten, tantalum and/or gold. The survey of suppliers determined that our supply chain is DRC Conflict Undeterminable. As a result, we are submitting the Form SD and a Conflict Minerals report.

Hillman’s products are “DRC Conflict Undeterminable.” Consistent with Rule 13p-1 and the SEC’s 2014 statement (Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule, Keith F. Higgins, Director, SEC Division of Corporation Finance, April 29, 2014), the report presented herein is not required to be accompanied by an independent private sector audit.

1.	COMPANY OVERVIEW
This report has been prepared by management of The Hillman Group, Inc. (herein referred to as “Hillman,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated.

Hillman is one of the largest providers of hardware-related products and related merchandising services to North American retail markets. We sell our products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder's hardware; and identification items, such as tags and letters, numbers, and signs. We support product sales with services that include design and installation of merchandising systems and maintenance of appropriate in-store inventory levels. We conducted an analysis of our products and determined that conflict minerals are found in products supplied by 7.6% of the suppliers that responded to the survey.

SUPPLY CHAIN
Hillman markets and distributes approximately 120,000 stock keeping units (“SKUs”) of small, hard-to-find and hard-to-manage hardware items. We function as a category manager for retailers and support these products with in-store service, high order fill rates, and rapid delivery of products sold. Sales and service representatives regularly visit retail outlets to review stock levels, reorder items in need of replacement, and interact with the store management to offer new product and merchandising ideas. Thousands of items can be actively managed with the retailer experiencing a substantial reduction of in-store labor costs and replenishment paperwork. Service representatives also assist in organizing the products in a consumer-friendly manner. We complement our broad range of products with merchandising services such as displays, product identification stickers, retail price labels, store rack and drawer systems, assistance in rack positioning and store layout, and inventory restocking services. We regularly refresh retailers' displays with new products and package designs utilizing color-coding to simplify the shopping experience for consumers and improve the attractiveness of individual store displays.
Hillman also designs, manufactures, and markets industry-leading identification and duplication equipment for home, office, automotive, and specialty keys. In 2000, we revolutionized the key duplication market with the patent-protected Axxess Key Duplication System™ which provided the ability to accurately identify and duplicate a key to store associates with little or no experience. In 2007, we upgraded our key duplication technology with Precision Laser Key™ utilizing innovative digital and laser imaging to identify a key and duplicate the cut-pattern automatically. In 2011, we introduced the innovative FastKey™ consumer-operated key duplication system which utilizes technology from the Precision Laser Key System™. In 2016, we delivered our most innovative and effective key duplication equipment with the introduction of KeyKrafter™. The KeyKrafter™ provides significant reduction in duplication time while increasing accuracy and ease of use. Through our creative use of technology and efficient use of inventory management systems, the sale of our products have proven to be a profitable revenue source for big box retailers. As of December 30, 2017, our duplication systems are in service in over 17,000 retail locations and are supported by our sales and service representatives.
In addition, we supply a variety of innovative options of consumer-operated vending systems for engraving specialty items such as pet identification tags, luggage tags, and other engraved identification tags. We have developed unique engraving systems leveraging state-of-the-art technologies to provide a customized solution for mass merchant and pet supply retailers. As of December 30, 2017, over 7,000 of our engraving systems are in service in retail locations which are also supported by our sales and service representatives.
Products and Suppliers
Our product strategy concentrates on providing total project solutions for common and unique home improvement projects. Our portfolio provides retailers the assurance that their shoppers can find the right product at the right price within an ‘easy to shop' environment.
We currently manage a worldwide supply chain comprised of a large number of vendors, the largest of which accounted for approximately 4.4% of the Company's annual purchases and the top five of which accounted for approximately 18.1% of its annual purchases. Our vendor quality control procedures include on-site evaluations and frequent product testing. Vendors are also evaluated based on delivery performance and the accuracy of their shipments.
Fasteners and Wall Hanging
Fasteners remain the core of our business and the product line encompasses what we believe to be one of the largest selections among suppliers servicing the hardware retail segment. The fastener line includes standard and specialty nuts, bolts, washers, screws, anchors, and picture hanging items. We offer zinc, chrome, and galvanized plated steel fasteners in addition to stainless steel, brass, and nylon fasteners in this vast line of products. In addition, we carry a complete line of indoor and outdoor project fasteners for use with drywall and deck construction.
Keys and Key Accessories
We design and manufacture proprietary equipment which forms the cornerstone for our key duplication business. Our key duplication system is offered in various retail channels including mass merchants, home centers, automotive parts retailers, franchise and independent (“F&I”) hardware stores, and grocery/drug chains; it can also be found in many service-based businesses like parcel shipping outlets.
Engraving
Our engraving business focuses on the growing consumer spending trends surrounding personalized and pet identification. Innovation has played a major role in the development of our engraving business unit. From the original Quick-Tag™ consumer-operated vending system to the proprietary laser system of TagWorks, we continue to lead the industry with consumer-friendly engraving solutions.
Letters, Numbers, and Signs
Letters, numbers, and signs (“LNS”) includes product lines that target both the homeowner and commercial user. Product lines within this category include individual and/or packaged letters, numbers, signs, safety related products (e.g., 911 signs), driveway markers, and a diversity of sign accessories, such as sign frames.
Threaded Rod
We are a leading supplier of metal shapes and threaded rod in the retail market. The SteelWorks™ threaded rod product includes hot and cold rolled rod, both weld-able and plated, as well as a complete offering of All-Thread rod in galvanized steel, stainless steel, and brass.

Builder's Hardware
The builder's hardware category includes a variety of common household items such as coat hooks, door stops, hinges, gate latches, and decorative hardware.
Process Overview
We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. Hillman has very few contracts with its 1,024 vendors, and the ones that we do have are frequently in force for three to five years and we cannot unilaterally impose new contract terms and flowdown requirements.
It is not practicable to conduct a survey of all our suppliers and we believe a reasonable approach would be to conduct a survey of the suppliers where the nature of the component or the location of the supplier indicated that those components were likely to contain 3TG. We surveyed direct suppliers representing 68.4% of our total vendor population. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching compliance with the Rule.
We are unable with reasonable assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (“CMR”) as an Exhibit to Form SD. This report must include:

•	A description of the measure we took to exercise due diligence on the conflict minerals’ source and chain of custody.

•	A description of the products manufactured or contracted to be manufactured that are not DRC conflict free.

•	The facilities used to process the conflict minerals.

•	The country of origin of the conflict minerals.

•	The efforts to determine the mine or location of origin.

The products that we manufacture that are subject to the reporting obligations of the Rule are “DRC Conflict Undeterminable”, because we have been unable to determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly, we are taking actions as described in section 3 below to ensure that our products are being sourced responsibly.
In accordance with the OECD Guidance and the Rule, this report is available on our website www.hillmangroup.com.
CONFLICT MINERALS POLICY
We have adopted the following conflict minerals policy:

Hillman is committed to being responsible in sourcing products from companies that share our values in regards to integrity and human rights. To ensure compliance with Section 1502 of the Dodd-Frank Act, Hillman suppliers shall not provide goods that contain “Conflict Minerals” (i.e. tin, tantalum, tungsten and gold) which are sourced from the Democratic Republic of the Congo (DRC) or in adjoining countries.
Suppliers are required to commit to becoming “conflict free” (which means that such supplier does not source conflict minerals) and sourcing only from conflict-free smelters. Additionally, suppliers shall have programs in place that satisfy this requirement, including maintenance of records supporting their obligation to provide goods to Hillman that do not contain Conflict Minerals.
Our policy is publicly available on our website at www.hillmangroup.com.

2.	DUE DILIGENCE PROCESS
2.1 DESIGN OF DUE DILIGENCE
Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals

from Conflict Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.
2.2 MANAGEMENT SYSTEMS
Internal Team
Our company is a centralized organization with corporate headquarters in Cincinnati, Ohio. Hillman has established a conflict minerals management system which is sponsored by the Vice President of Global Supply Management as well as management level representatives and a team of subject matter experts. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems
As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively correspond with our suppliers. Additionally, we support the Conflict Free Sourcing Initiative (“CFSI”) and encourage our suppliers to do the same.

Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all Hillman employees and our Vendor Code of Conduct.

Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, we have encouraged our suppliers to support the CFSI by evaluating as part of our periodic review of the business relationship, as well as, their monitoring their smelter listing to ensure that they are only using smelters that are conflict free.

Grievance Mechanism
We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Hillman’s policies.

The Company has an Ethics Hotline that is available to all employees and outside parties which is posted on our website (www.hillmangroup.com) under “About Us / Corporate Governance.”

Additionally, we provide a complaint form on our website, and any complaints submitted in this manner are monitored by our Customer Service department, which directs them to the appropriate person and department for resolution.

2.3 IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly, we support the CFSI and encourage our suppliers to do the same.

We have identified 700 suppliers that we purchase products from directly. We rely on these suppliers, some of whose components contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us using the Conflict Minerals Reporting Template from the Conflict-Free Sourcing Initiative. Our direct suppliers are similarly reliant upon information provided by their suppliers.

2.4 DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS
In response to this risk assessment, Hillman has an approved risk management plan through which the conflict minerals program is implemented, managed, and monitored. Updates to this risk assessment are provided regularly to senior management in an ad-hoc manner.

As described above, we support the CFSI and encourage our suppliers to do the same. As part of our risk management plan, to ensure suppliers understand our expectations, we have communicated directly to all of them, as well as post our policy on our website.

We engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5 CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT
IDENTIFIED POINTS IN THE SUPPLY CHAIN
We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our support of the CFSI.

2.6 REPORT ON SUPPLY CHAIN DUE DILIGENCE
In addition to this report, see our website at www.hillmangroup.com for further information about our supply chain due diligence.

3.	DUE DILIGENCE RESULTS
Request Information
We conducted a survey of those direct suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (“GeSI”), known as the CFSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Survey Responses
We received responses from 54.6% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as inconsistencies within the data reported in the Template. We have worked directly with these suppliers to provide revised responses. A summary of the survey responses is as follows:

SURVEY ATTRIBUTES	SURVEY RESULTS
Total number of Hillman vendors	1,024
Total number of vendors surveyed	700
Total number of vendors that responded to the survey	382
Total number of vendors that identified 3TG in the products they supply to Hillman	29
Total number of vendors that sourced 3TG from the DRC or adjoining countries	Unknown
Total number of smelters listed by vendors that identified 3TG in products	2,130
Total number of smelters that are certified as a CFSP (Conflict Free Smelter Program) “Conflict Free Smelter”	2,118
Total number of smelters that are progressing toward CFSP validation	11
Total number of smelters with an “Unknown” CFSP status	1

The large majority of the responses received provided data at a company or divisional level, or as described above, were unable to specify the smelters or refiners used for components supplied to Hillman. We are therefore unable to determine whether any of the conflict minerals reported by these suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Efforts to Determine Mine or Location of Origin
Through our support of the CFSI program, and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners
The vast majority of our suppliers were unable to represent to us the smelters or refiners that they use and, as such, the source of the 3TG actually included in the components they supplied to Hillman.

Additionally, we only received company level surveys and do not have information to a level of what specifically may be in Hillman products. We therefore do not have any smelter and refiner names to list in this report.

4.	STEPS TO BE TAKEN TO MITIGATE RISK
We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b.	Expand the number of suppliers requested to supply information.

c.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d.
Engage any of our direct suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict or we will terminate such supply relationship.